

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

<u>Via E-mail</u>
Dong Gu Kang
President and Chief Executive Officer
Aureus Incorporated
200 South Virginia, Suite 800
Reno Nevada, 89501

   Re: Aureus Incorporated
       Registration Statement on Form S-1
       Filed November 12, 2014
       File No. 333-200114

Dear Mr. Kang:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Given the short period of time between the apparent issuance of the securities being registered and the filing of this registration statement, please provide your analysis of why the offering should not be characterized as a primary offering. In that analysis, clarify when the shares were issued and the relationships between your officers and directors and the selling shareholders. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09 for guidance. We may have further comment.

Facing page

3.   We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering not the dollar amount of the offering.

Cover page

4.   Please revise to indicate the amount of net proceeds to the selling shareholders.

5.   Please revise to indicate the page number in the cross reference to the risk factors section.

The Offering, page 7

6.   We note that it appears you are registering 28.82% of the outstanding common stock. Please revise your disclosure throughout your prospectus as appropriate.

Risk Factors, page 8

7.   Please delete the penultimate sentence of the first paragraph which appears to imply that you are not disclosing all material risks as required by Item 503 of Regulation S-K.

If we do not obtain additional financing, our business plan will fail, page 8

8.   We note you state that your current operating funds are sufficient to complete the first and a portion of your second phase of exploration. Please revise to address how long your operating funds will be sufficient to fund your exploration.

Selling Shareholders, page 16

9.   We note that you have provided footnotes following your selling shareholder table. Please revise your table to include the footnotes following your table.

Directors, Executive Officers…, page 23

10.   Please clarify the periods that each of your officers worked at each of their prior employers and include a brief explanation of the nature of the responsibility undertaken by the individual in prior positions.

11.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 24

12.   Please revise your beneficial ownership table to indicate the number of officers and directors in the group.

Description of Business, page 27

13.   Please revise to include the Bureau of Land Management serial number for each of your mineral claims.

14.   Please tell us about any infrastructure located on your property and fully describe in your filing pursuant to paragraph (b) of Industry Guide 7.

15.   Please revise to remove the mineral resource disclosure on page 30 until you have defined a proven or probable reserve pursuant to the Instructions to paragraph (b) (5) of Industry Guide 7.

Liquidity and Capital Resources, page 38

16.   Given your liquidity requirements on both a short-term (12 months) and long-term basis, please describe clearly the course of action you propose to take or have taken to remedy such deficiency. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your cash position as disclosed on your October 31, 2014 balance sheet.

Certain Relationships and Related Transactions, page 39

17.   Please revise to identify the purchasers in the 6,000,000 offering on October 31, 2014 and indicate their positions with the company.

18.   We note your reference to entering a lease with an option to purchase agreement with Gold Exploration Management Services, Inc. Please revise to clarify why the lease is a related party transaction. Additionally, provided the information required by Item 404 of Regulation S-K. We may have further comment.

19.   Please describe the terms of the loans from your president referenced elsewhere in your prospectus, as required by Item 404(d) of Regulation S-K.

Financial Statements

Notes to the Financial Statements, page F-6

20.   Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Note 5 – Stock Subscriptions Received, page F-10

21.   We note your disclosure under this heading indicates that that you had not issued any
        shares related to 6,000,000 and 2,430,000 common stock subscriptions as of October 31,
        2014. However, your disclosures on page 45 state that you issued 6,000,000 shares and
        2,430,000 shares of common stock between April 19, 2013 and October 31, 2014. Please
        clarify and revise accordingly.

Recent Sales of Unregistered Securities, page 45

22.   We note your disclosure indicates that you issued 2,430,000 shares of common stock at a
        price of $0.01 for cash proceeds of $2,430,000 which does not agree to amounts
        disclosed in your statements of changes in shareholders' equity and your statements of
        cash flows. Please revise to indicate the correct amount of proceeds received.

23.   Please reconcile your disclosure in this section regarding the dates of issuance of the
        shares of common stock with the disclosure on page F-10 of your financial statements
        that you have not issued any shares related to these stock subscriptions.

Signatures

24.   The registration statement should be signed by a majority of the directors and the
        principal accounting officer in their individual capacities. Please provide appropriate
        signatures. Refer to Instruction 1 to the Signatures section of Form S-1.

Exhibits

Exhibit 5.1

25.   Please revise exhibit 5.1 to address all of the shares being sold in the offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Joseph I. Emas, Esq.